Exhibit (d)(3)
March 29, 2006
Main Street Restaurant Group, Inc.
c/o Cowen & Co., LLC
Four Embarcadero Center, Suite 1200
San Francisco, California 94111
Attention: Owen Hart
RE:       Exclusivity Agreement
Dear Mr. Hart:
     Reference is made to the revised indication of interest letter of even date herewith (the “Letter”) setting forth our proposal to purchase all of the shares of the common stock of Main Street Restaurant Group, Inc. (the “Company”) not currently owned by Bradford L. Honigfeld and/or his affiliates for an all-cash price of $6.40 per share of common stock (the “Proposed Transaction”). In consideration of the time and expense that we will incur in connection with the Proposed Transaction, the Company hereby agrees that until the earliest of: (i) the execution of a definitive merger agreement relating to the Proposed Transaction (the “Merger Agreement”); (ii) the date that negotiation thereof shall be terminated by the mutual written agreement of the parties; and (iii) 30 days following the date of this Agreement, the Company and any of its directors, officers, agents, shareholders, affiliates or advisors shall (w) not, directly or indirectly, solicit, initiate or in any manner encourage, accept, respond to or consider, any offer or proposal of any person or entity other than us and/or our affiliates relating to the acquisition of any of the capital stock and/or any assets of the Company; (x) promptly communicate to us the identity of any person or entity making any such offer or proposal and shall furnish us with copies of any such offer or proposal received; (y) not discuss or disclose the existence of the Letter or this Agreement or the terms or conditions of the Proposed Transaction with any person (other than the Company’s legal, financial, and other advisors in connection with the Proposed Transaction) without our prior written consent; and (z) provide us and our counsel, advisors and other representatives with any and all documents and information as we shall reasonably request in connection with the Proposed Transaction.
     This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware. It is understood and agreed that no failure or delay by us in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder. It is further understood and agreed that money damages may not be a sufficient remedy for any breach of this Agreement and that we shall be entitled to specific performance as a remedy for any such breach. Such remedy shall not be deemed to be the exclusive remedy for any breach of this Agreement, but shall be in addition to all other remedies available at law or in equity.
     Please confirm the Company’s agreement with the foregoing by signing and returning one copy of this letter to us.
Agreed to and Accepted:
MAIN STREET RESTAURANT GROUP, INC.
By:
Name:  William G. Shrader
Title:    Chief Executive Officer.
Dated: March 30, 2006